As confidentially submitted to the Securities and Exchange Commission on July 25, 2025.

This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Tivic Health Systems, Inc.

(Exact name of registrant as specified in its charter)

Delaware	81-4016391
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

47685 Lakeview Blvd.

Fremont, CA 94538

(888) 276-6888

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jennifer Ernst

Chief Executive Officer

Tivic Health Systems, Inc.

47685 Lakeview Blvd.

Fremont, CA 94538

(888) 276-6888

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Christopher L. Tinen, Esq.

Caitlin M. Murphey, Esq.

Snell & Wilmer L.L.P.

3611 Valley Centre Drive, Suite 500

San Diego, CA 92130

(858) 910-4809

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer”, “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Securities Exchange Act of 1934.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. The selling stockholder named in this prospectus may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not a solicitation of offers to buy these securities in any jurisdiction where such offer or sale is not permitted.

Subject to Completion, dated July 25, 2025

PRELIMINARY PROSPECTUS

400,044 Shares

Common Stock

This prospectus relates to the possible resale or other disposition from time to time, in one or more offerings, by the selling stockholders named in this prospectus of up to an aggregate of 400,044 shares of Tivic Health Systems, Inc. (the “Company”) common stock, par value $0.0001 per share (“Common Stock”), which consist of an aggregate of (i) 111,339 shares of Common Stock issued to the selling stockholders pursuant to those certain Securities Purchase Agreements, dated as of February 11, 2025 and March 31, 2025 (together, the “Purchase Agreements”), between the Company and certain of the selling stockholders; (ii) 51,504 shares of Common Stock issued to one of the selling stockholders on July 3, 2025 upon conversion of shares of Series A Non-Voting Convertible Preferred Stock, par value $0.0001 per share (“Series A Preferred Stock”), issued to the selling stockholder pursuant to the February Purchase Agreement; and (iii) 237,201 shares of Common Stock issuable upon conversion of additional shares of Series A Preferred Stock issued to the selling stockholders pursuant to the Purchase Agreements. The Purchase Agreements were entered into in connection with that Exclusive License Agreement entered into between the Company and Statera Biopharma, Inc. (“Statera”) on February 11, 2025, as amended and restated on June 18, 2025 (the “A&R License Agreement”). See the sections of this prospectus entitled “The Selling Stockholder Transactions” for more information regarding the A&R License Agreement, Purchase Agreements and the transactions contemplated thereby, and “Selling Stockholders” for additional information regarding the selling stockholders.

We agreed to file the registration statement of which this prospectus is a part pursuant to the Purchase Agreements.

The selling stockholders or their permitted transferees or other successors-in-interest may, but are not required to, sell, transfer, or otherwise dispose of, any or all of the shares of our Common Stock offered by this prospectus at any time and from time to time in a number of different ways, including sales on any stock exchange or in negotiated transactions, and at varying prices, including fixed prices, at prevailing market prices at the time of sale or disposition, at prices related to the prevailing market price, or at negotiated prices. See “Plan of Distribution” on page 15 for a description of how the selling stockholders may dispose of the shares covered by this prospectus.

We are not selling any shares of our Common Stock under this prospectus and will not receive any of the proceeds from the sale of shares of our Common Stock by the selling stockholders.

We have agreed to pay certain expenses related to the registration of the offer and sale by the selling stockholders of our Common Stock pursuant to the registration statement of which this prospectus forms a part. The selling stockholders will bear all commissions, discounts, concessions and other selling expenses, if any, in connection with the sale of its shares of our Common Stock covered by this prospectus.

Our Common Stock is listed on the Nasdaq Capital Market under the symbol “TIVC.” On July 23, 2025, the closing price of our Common Stock was $4.33 per share.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus and any amendments or supplements carefully before you make you investment decision.

____________________

Investing in our Common Stock involves a high degree of risk. You should carefully read the information contained under the heading “Risk Factors” on page 8 of this prospectus, and under similar headings in the documents that are incorporated by reference into this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

____________________

The date of this prospectus is           , 2025.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the U.S. Securities and Exchange Commission (the “SEC”). By using this registration process, the selling stockholders named in this prospectus may offer and sell shares of our Common Stock from time to time in one or more transactions, as described under “Plan of Distribution.”

This prospectus provides you with a general description of the securities that the selling stockholders named herein may offer. We may add, update or change in a prospectus supplement any of the information contained in this prospectus or the documents incorporated by reference. For further information about our business and our securities, you should refer to the registration statement and the reports incorporated by reference in this prospectus, as described in “Where You Can Find Additional Information” and “Incorporation of Certain Information by Reference.” This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under the heading “Where You Can Find Additional Information.”

You must not rely upon any information or representation not contained or incorporated by reference in this prospectus. You should rely only on the information contained in this prospectus and in any prospectus supplement (including in any documents incorporated by reference herein or therein). You should not assume that the information contained in this prospectus is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus is delivered or securities are sold on a later date. Neither we, nor the selling stockholders, have authorized any other person to provide you with different or additional information. Neither we, nor the selling stockholders, take responsibility for, nor can we provide assurance as to the reliability of, any other information that others may provide.

This prospectus may be used only in jurisdictions where offers and sales of these securities are permitted. Except as otherwise set forth in this prospectus, neither we nor the selling stockholders have taken any action to permit a public offering of these securities outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of these securities and the distribution of this prospectus outside the United States.

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market share, is based on information from our own management’s estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. Management’s estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. Our management’s estimates have not been verified by any independent source, and we have not independently verified any third-party information. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to the registration statement of which this prospectus is a part were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

Tivic Health Systems, Inc. and its subsidiaries are collectively referred to herein as “Tivic,” “Tivic Health,” “the Company,” “we,” “us,” and “our,” unless otherwise specified or the context indicates otherwise.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and each prospectus supplement, including the documents that we incorporate herein and therein by reference, contains or may contain forward-looking statements as that term is defined in the federal securities laws. The events described in forward-looking statements contained in this prospectus, including the documents that we incorporate by reference herein, may not occur. Generally, these statements relate to our business plans or strategies, projected or anticipated benefits or other consequences of our plans or strategies, financing plans, projected or anticipated benefits from acquisitions that we may make, or projections involving anticipated revenues, earnings or other aspects of our operating results or financial position, and the outcome of any contingencies. Any such forward-looking statements are based on current expectations, estimates and projections of management. We intend for these forward-looking statements to be covered by the safe-harbor provisions for forward-looking statements. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “continue,” “target,” “contemplate,” “estimate,” “forecast,” “guidance,” “predict,” “possible,” “potential,” “pursue,” “likely,” and their opposites and similar expressions are intended to identify forward-looking statements. All statements, other than historical facts, including statements regarding estimations of projected cash runway; our ability to secure additional financing; our ability to continue as a going concern; our business strategy; our future product development plans; the potential, safety, efficacy, and regulatory and clinical progress of our product candidates, including the anticipated timing for initiation of clinical trials and release of clinical trial data and the expectations surrounding potential regulatory submissions, approvals and timing thereof; our ability to maintain compliance with the listing requirements of the Nasdaq Capital Market; and any assumptions underlying any of the foregoing, are forward-looking statements.

All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by this cautionary note. Except as otherwise required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statements or the risk factors described in this prospectus or in the documents we incorporate by reference, whether as a result of new information, future events, changed circumstances or any other reason after the date of this prospectus.

Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We believe that these factors include, but are not limited to, the factors that we identify in any of the documents incorporated or deemed incorporated into this prospectus and the registration statement by reference, including in our Annual Report on Form 10-K for the year ended December 31, 2024.

You should also consider carefully the information set forth in the section titled “Risk Factors” or elsewhere in this prospectus and the documents incorporated or deemed incorporated herein by reference, including in our most recent Annual Report on Form 10-K and other factors described elsewhere in this prospectus. Any one or more of these uncertainties, risks, factors and other influences could materially affect our results of operations and whether forward-looking statements made by us ultimately prove to be accurate. Our actual results, performance and achievements could differ materially from those expressed or implied in these forward-looking statements. Except as otherwise required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether from new information, future events or otherwise.

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PROSPECTUS SUMMARY

This summary highlights selected information appearing elsewhere or incorporated by reference into this prospectus and may not contain all of the information that you need to consider in making your investment decision. You should carefully read this prospectus, any applicable prospectus supplement, any related free writing prospectus that we have authorized for use in connection with this offering, and any documents incorporated by reference, including the information contained under the heading “Risk Factors” beginning on page 8 in this prospectus and under similar headings in our recent Annual Report on Form 10-K for the fiscal year ended December 31, 2024 before making an investment decision. As used in this prospectus, unless the context otherwise requires, references to “we,” “us,” “our,” “Company,” and “Tivic” refer to Tivic Health Systems, Inc.

Business Overview

Tivic is a diversified therapeutics company harnessing the power of the immune and autonomic nervous systems to fight disease and restore health. Our bioelectronic program is developing non-invasive medical devices to meaningfully improve treatment options in neurologic, cardiac and autonomic-related diseases. We currently offer a bioelectronic, FDA-approved over-the-counter device, ClearUP, that treats sinus pain, pressure and congestion. ClearUP is available through online retailers, commercial distributors and at tivichealth.com. We are further developing our bioelectronic portfolio with a focus on non-invasive vagus nerve stimulation. Our TLR5 program focuses on immunotherapeutics to activate underactive immune systems. The lead product candidate is the late-stage Toll-like Receptor 5 (“TLR5”) agonist, Entolimod, to treat acute radiation syndrome (“ARS”). The U.S. Federal Drug Administration (“FDA”) has granted Fast Track and Orphan Drug designation to Entolimod for the treatment of ARS. We are also preparing to file an investigational new drug (“IND”) application and to initiate a phase 2 clinical study for Entolimod for the treatment of neutropenia.

Current Commercial Product

We currently market one commercial product under the brand name “ClearUP Sinus Pain Relief.” ClearUP is built on our patented, handheld neuromodulation design and was developed by Tivic for the treatment of sinus and allergy-related conditions. It uses ultra-low current electrical waves to relieve sinus pain and congestion symptoms that are prevalent in nasal allergies, sinus infections, chronic sinusitis, cold, and flu as part of sinonasal immune responses. ClearUP has been approved by the FDA for the indications of temporary relief of sinus pain associated with allergic rhinitis and temporary relief of congestion. ClearUP is the first FDA-approved bioelectronic treatment of the foregoing indications.

A 2023 study with over 2,000 representative consumers conducted by Intellego Insights (commissioned by Tivic) identified that approximately 85 million U.S. adults experience inflammation-related symptoms related to allergies, congestion, head pain, and sinus issues. Of the consumers that participated in the study, 58% of sufferers try to avoid medication, if at all possible.

Clinical Pipeline

Non-invasive Cervical Vagus Nerve Stimulation (“ncVNS”)

We have also developed a proprietary approach to precision ncVNS based on our experience building evidence-based bioelectronic therapeutics. The vagus nerve is the tenth cranial nerve and the longest autonomic nerve in the body. The vagus nerve is responsible for regulating several bodily functions, including system immune responses, digestion, heart rate, breathing, cardiovascular activity, and visceral reflexes. Because the vagus nerve regulates the immune system and many organ systems associated with chronic disease, modulating activity in this nerve pathway is of significant interest in the healthcare industry.

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Vagus nerve stimulation (“VNS”) has been steadily emerging as a transformative technology in medicine, mostly based on surgically implanted simulators. Polaris Market Research forecasts that the VNS market will be worth $21 billion in the next five years, growing at a compounded annual growth rate of 10.6%. Implanted stimulators have been approved for, or are nearing approval for, treatment of depression, post-traumatic stress disorder, epilepsy, chronic stroke and rheumatoid arthritis in the U.S. and additional conditions overseas. The companies behind these devices are driving both practitioner awareness and reimbursement pathways.

Our approach to non-invasive cervical VNS aims to leverage improvements in engineering, circuitry, and stimulation parameters to increase efficacy and reliability compared to the current state of the art in both implanted and non-invasive medical devices. We have completed an initial clinical validation study with the Feinstein Institute for the Bioelectronic Medicine at Northwell Health (“Feinstein”). The study had the following results: (i) compared to baseline measurement, our ncVNS intervention resulted in a 97% increase in the root mean square of successive differences measure of heart rate variability, which is a widely accepted proxy for vagus nerve activity; (ii) measurements of brain activity using electroencephalogram demonstrated that our ncVNS intervention increased frontal theta power by 24% and reduced gamma power in several brain regions, including a 66% reduction in frontal gamma power (these changes in brain activity are consistent with reduced arousal and anxiety); and (iii) during ncVNS stimulation, subjects had sustained pupil constriction, a 9.5% reduction in pupil diameter, an outcome associated with engagement of the vagus nerve and activation of the parasympathetic nervous system.

Based upon these encouraging results, we initiated a second collaborative research study with Feinstein to identify VNS device parameters, including frequency, signal parameters, electrode placement and duration of treatment, that deliver the optimal effect on autonomic nervous system (“ANS”) function. In September 2024, we announced approval for the contracted clinical work by Northwell Health's Institutional Review Board, required before enrollment of subjects. In October 2024, we announced enrollment of the first subject in this optimization study for our patent pending, non-invasive vagus nerve stimulation device. The results will be used to inform clinical indication priority and commercial development. Enrollment was completed in November 2024. In early 2025, following the completion of two rounds of study visits, we expanded the protocol to include additional parameters for optimization, leading to additional intellectual property, including those claims covered in various patent filings.

We also partnered with Fletcher Spaght, a leading healthcare growth strategy firm, to conduct a comprehensive market assessment of our ncVNS technology drawing from clinical outcomes from our clinical study results. Fletcher Spaght initially identified approximately 30 potential medical use cases for our ncVNS technology in neurologic, cardiac, psychiatric and autonomic nervous system diseases. Working closely with our scientific and clinical leadership, the firm has identified a set of prioritized target indications with the strongest potential for market entry, based on market research, clinical reviews and interviews with key opinion leaders and players.

We intend to overlay the results of the clinical research with our proprietary market research to prioritize targets for disease-specific trials planned for the second half of 2025.

Toll-like Receptor 5 (“TLR5”) Agonist

As announced on February 12, 2025 and discussed in additional detail in this prospectus, we recently acquired worldwide exclusive license rights from Statera Biopharma, Inc. (“Statera”) to the late-stage TLR5 agonist Entolimod for the treatment of ARS. In addition, we acquired an exclusive option to license five additional indications and clinical use cases for Entolimod and second-generation product candidate, Entolasta, pursuant to which, on March 28, 2025, we exercised our option to acquire an exclusive worldwide license to the neutropenia indication for Entolimod. Entolimod and Entolasta have been the subject of more than forty animal and human trials and $140 million of prior investment, including $35.6 million from the Department of Defense, Defense Threats Reduction Agency, NASA, National Institutes of Health and the Department of Army. The FDA has granted Fast Track and Orphan Drug designation to Entolimod for the prevention and treatment of ARS and to mitigate the likelihood of death following a potential lethal dose of total body ionization during or after a radiation disaster.

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Our immediate focus with Entolimod will be validation of the manufacturing process, including first lot manufacturing and bioequivalency testing sufficient to submit a biologics license application (“BLA”) to the FDA. A BLA is a request to the FDA to market a biologic product in the United States. The FDA uses the information and testing results presented in the BLA to ensure that biologic processes meet rigorous safety, purity and potency standards. If the BLA is approved, the FDA will issue us a biologics license, at which point we may begin marketing of the biologic compound in the United States. Prior to such approval, we may have opportunities to market Entolimod for emergency use in markets outside of the United States. In addition, we are also preparing to file an IND application and to initiate a phase 2 clinical study for Entolimod for the treatment of neutropenia.

Selling Stockholder Transactions

The A&R License Agreement

On February 11, 2025, we entered into an Exclusive License Agreement (the “License Agreement”) with the Statera, pursuant to which we acquired (i) an exclusive worldwide license to the proprietary TLR5 agonist program of Statera known as Entolimod as it relates to the ARS indication and (ii) an exclusive option to acquire the exclusive worldwide license to additional indications and to the TLR5 agonist follow-on program of Statera known as Entolasta. Under the terms of the License Agreement, Statera granted us an exclusive worldwide license, with the right to grant and authorize sublicenses under Statera’s patents, trademarks, know-how and other intellectual property to develop, test, make, have made, use, sell, offer for sale, import and otherwise exploit the product Entolimod as it relates to the initial indication during the term of the License Agreement. As consideration for the License Agreement, we agreed to pay Statera a license fee of $1,500,000 consisting of (i) $300,000 in cash consideration and (ii) $1,200,000 in stock consideration, consisting of (i) 55,635 shares of Company common stock, par value $0.0001 per share (“Common Stock”), and (ii) 359.6691 shares of the Company’s Series A Non-Voting Convertible Preferred Stock, par value $0.0001 per share (“Series A Preferred Stock”), which were issued pursuant to the February Purchase Agreement, as described below. As further consideration for the License Agreement, we agreed to pay Statera certain royalty payments on net sales, within certain royalty periods.

On March 28, 2025, we notified Statera of our election to exercise our exclusive option to acquire the exclusive worldwide license to the neutropenia indication for Entolimod under the License Agreement (the “Neutropenia Option”) and to accelerate the first milestone payment of $500,000 related to the neutropenia indication, payable by the Company in connection with the filing of an IND and initiation of a Phase 2 clinical study for neutropenia (the “Neutropenia Milestone Payment”). As payment of the Neutropenia Milestone Payment, we issued Statera and Avenue Venture Opportunities Fund, L.P. (“Avenue”), an aggregate of 55,704 shares of Common Stock and 131.1267 shares of Series A Preferred Stock, which were issued pursuant to the March Purchase Agreement, as described below.

Pursuant to the License Agreement, we agreed to hold a stockholders’ meeting to submit the approval of the conversion of shares of the shares of our Series A Preferred Stock that have been issued, or may in the future be issued in satisfaction of the milestone payments, into shares of Common Stock in accordance with the rules of the Nasdaq Stock Market LLC (the “Conversion Proposal”) to our stockholders for their consideration and approval.

On June 18, 2025, we entered into an Amended and Restated Exclusive License Agreement (the “A&R License Agreement”) with Statera, which amended certain terms of the License Agreement to, amongst other things, (i) provide that the payment of royalties pursuant to the A&R License Agreement, if any, may be made by the Company in either cash or securities of the Company, at the discretion of the Company; (ii) increase the approximate amount of the lien held by Avenue to up to $5.6 Million (the “Payoff Amount”); and (iii) provide that, other than the original license fee paid by the Company to Statera in connection with the closing of the license transaction in February 2025 and payment of the Neutropenia Milestone Payment, until such date that the Payoff Amount has been paid in full to Avenue, all subsequent payments due to Statera under the A&R License Agreement shall be paid by the Company as follows: 20% of any such payments shall be paid to Statera and 80% of any such payments shall be paid directly to Avenue on behalf of Statera.

February Purchase Agreement

In connection with the License Agreement, on February 11, 2025, we entered into a Securities Purchase Agreement (the “February Purchase Agreement”) with Statera, pursuant to which we issued and sold to Statera an aggregate of (i) 55,635 shares of Common Stock, and (ii) 359.6691 shares of Series Preferred Stock, each convertible into approximately 588 shares of Common Stock. The aggregate purchase price was $1,200,000.

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March Purchase Agreement

On March 31, 2025, in connection with our election to exercise the Neutropenia Exclusive Option and to accelerate payment of the Neutropenia Milestone Payment, we entered into a Securities Purchase Agreement, in substantially the same form as the February Purchase Agreement (the “March Purchase Agreement,” and together with the February Purchase Agreement, the “Purchase Agreements”), with Statera and Avenue, pursuant to which we issued to Statera and Avenue an aggregate of (i) 55,704 shares of Company common stock and (ii) 131.1267 shares of Series A Preferred Stock (together, the “Milestone Shares”) as consideration for the Neutropenia Milestone Payment.

Conversion of the shares of Series A Preferred Stock are subject to stockholder approval of the Conversion Proposal (“Stockholder Approval”), which was received at the 2025 Annual Meeting of Stockholders of the Company held on June 30, 2025, and certain beneficial ownership limitations set forth in the Certificate of Designation of Preferences, Rights and Limitations of the Series A Non-Voting Convertible Preferred Stock (the “Certificate of Designation”). Pursuant to the Certificate of Designation, as a result of the Company’s receipt of Stockholder Approval, 87.5568 shares of Series A Preferred Stock automatically converted into 51,504 shares of Common Stock on July 3, 2025.

See the section of this prospectus entitled “The Selling Stockholder Transactions” for more information regarding the A&R License Agreement, Purchase Agreements and the transactions contemplated thereby, as well as the terms of the Series A Preferred Stock.

The shares of Common Stock and shares of Series A Preferred Stock, including the shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock, were offered in the private placement pursuant to an exemption from the registration requirements of Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), contained in Section 4(a)(2) thereof and/or Regulation D thereunder.

In connection with the License Agreement and the Purchase Agreements, we granted the selling stockholders certain registration rights for the resale of (i) the shares of Common Stock and (ii) the shares of Common Stock issuable upon conversion of the shares of Series A Preferred Stock issued to the selling stockholders pursuant to the Purchase Agreements. We agreed to prepare and file a registration statement registering such shares with the SEC, and to use commercially reasonable efforts to cause such registration statement to be declared effective within the specified time period set forth in the Purchase Agreements.

Additional information with respect to the A&R License Agreement, Purchase Agreements and the private placement is contained in this prospectus under the headings “The Selling Stockholder Transactions” and “Selling Stockholders” and in our Current Reports on Form 8-K filed with the Securities and Exchange Commission on February 12, 2025, April 3, 2025 and June 25, 2025, as amended on July 25, 2025.

Reverse Stock Split

Effective March 7, 2025, the Company implemented a reverse stock split of the Company’s issued and outstanding shares of Common Stock at a ratio of 1-for-17. As a result of the reverse stock split, the total number of shares of Common Stock held by each stockholder of the Company were converted automatically into the number of shares of Common Stock equal to the number of issued and outstanding shares of Common Stock held by each such stockholder immediately prior to the reverse stock split divided by 17. No fractional shares were issued in connection with the reverse stock split, and any fractional shares resulting from the reverse stock split were rounded up to the nearest whole share. Also, all options, warrants, preferred stock and other convertible securities of the Company outstanding immediately prior to the reverse stock split were adjusted in accordance with the terms of the plans, agreements or arrangements governing such options, warrants and other convertible securities. There was no change to the par value, or authorized shares, of either the common stock or preferred stock, as a result of the reverse stock split.

All share and per share amounts for our Common Stock, as well as the number of shares of Common Stock issuable upon conversion of outstanding preferred stock and upon exercise of options and warrants outstanding, and exercise prices thereof, from dates prior to completion of the reverse stock split that are included in this prospectus, including the financial statements and footnotes thereto incorporated herein by reference, have been retroactively restated to give effect to the reverse stock split.

Corporate Information

The Company was incorporated in California in September 2016 and reincorporated as a Delaware corporation in June 2021. Our principal executive offices are located at 47685 Lakeview Blvd., Fremont, California 94538. Our telephone number is (888) 276-6888. Our website address is www.tivichealth.com. Information contained on, or that can be accessible through, our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

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THE OFFERING

Shares of Common Stock Offered for Resale by the Selling Stockholders:	Up to an aggregate of 400,044 shares of our Common Stock, which consist of an aggregate of (i) 111,339 shares of Common Stock issued to the selling stockholders pursuant to the Purchase Agreements; (ii) 51,504 shares of Common Stock issued to one of the selling stockholders on July 3, 2025 upon conversion of shares of Series A Preferred Stock issued to the selling stockholder pursuant to the February Purchase Agreement; and (iii) 237,201 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock issued to the selling stockholders pursuant to the Purchase Agreements.

Use of Proceeds:	We will not receive any of the proceeds from the sale of any of the shares of our Common Stock that may be offered from time to time by the selling stockholders. Please refer to the information contained under the heading “Use of Proceeds.”

Risk Factors:	Investing in our Common Stock involves risks. Please refer to the information contained under the heading “Risk Factors” beginning on page 8 of this prospectus and the other information included or incorporated by reference into this prospectus for a discussion of factors you should carefully consider before investing our securities.

Nasdaq Capital Market:	TIVC

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RISK FACTORS

An investment in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks described below as well as those described under “Risk Factors” contained in our most recent Annual Report on Form 10-K, and in all other information appearing in this prospectus or incorporated by reference into this prospectus and any applicable prospectus supplement. The occurrence of any of the events or developments described below and in our filings with the SEC could harm our business, financial condition, operating results, and/or growth prospects.

The risks described below and in our filings with the SEC are not the only ones facing us. Our business is also subject to the risks that affect many other companies, such as competition, labor relations, general economic conditions, inflation, supply chain constraints, geopolitical changes, and international operations. We operate in a rapidly changing environment that involves a number of risks, some of which are beyond our control. Additional risks not currently known to us or that we currently believe are immaterial also may impair our business operations and our liquidity. The risks described below and in our filings with the SEC could cause our actual results to differ materially from those contained in the forward-looking statements we have made in this prospectus, the information incorporated herein by reference, and those forward-looking statements we may make from time to time. You should understand that it is not possible to predict or identify all such factors. This prospectus is qualified in its entirety by these risk factors.

A sale of a substantial number of shares of Common Stock by our stockholders may cause the price of our Common Stock to decline.

If our stockholders, including the selling stockholders named in this prospectus, sell, or the market perceives that our stockholders intend to sell, substantial amounts of our Common Stock in the public market, the price of our Common Stock may decline. The shares of Common Stock offered under this prospectus and any prospectus supplement represent a significant number of shares in comparison to the number of shares of our Common Stock currently outstanding, and if sold in the market all at once or at approximately the same time, could depress the market price of our Common Stock. Additionally, such conditions may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

We will not receive any proceeds from the sale of the shares of Common Stock by the selling stockholders covered by this prospectus.

We are registering shares of Common Stock and certain shares of Common Stock that were, or may be, issued by us to the selling stockholders upon conversion of shares of Series A Preferred Stock to permit the resale of these shares of Common Stock from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of Common Stock.

You may experience additional dilution as a result of future equity offerings.

In order to raise additional capital, we may sell additional shares of our Common Stock or other securities convertible into or exchangeable for our Common Stock. The price per share at which we sell additional shares of our Common Stock, or securities convertible or exchangeable into Common Stock, in future transactions may be lower than the price per share that you purchase the shares of Common Stock being offered hereunder by the selling stockholders.

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THE SELLING STOCKHOLDER TRANSACTIONS

The following provides a summary of the transactions entered into with the selling stockholders pursuant to which they received, or are entitled to receive, the shares of our Common Stock being registered hereby for resale by the selling stockholders. The following summary of such transaction does not purport to be complete and are subject to, and qualified in its entirety by, the forms of transaction documents entered into in connection with such transactions, which are filed as exhibits to the registration statement of which this prospectus is a part and which are incorporated herein by reference. You should carefully read this entire prospectus, including the information incorporated herein by reference.

The A&R License Agreement

On February 11, 2025, we entered into the License Agreement with the Statera, pursuant to which we acquired (i) an exclusive worldwide license to the proprietary TLR5 agonist program of Statera known as Entolimod as it relates to the ARS indication and (ii) an exclusive option (the “Exclusive Option”) to acquire the exclusive worldwide license to additional indications, including lymphocyte exhaustion, immunosenescence, neutropenia and/or vaccine adjuvant (the “Subsequent Indications”) and to the TLR5 agonist follow-on program of Statera known as Entolasta. Under the terms of the License Agreement, Statera granted us an exclusive worldwide license, with the right to grant and authorize sublicenses under Statera’s patents, trademarks, know-how and other intellectual property to develop, test, make, have made, use, sell, offer for sale, import and otherwise exploit the product Entolimod as it relates to the initial indication during the term of the License Agreement. As consideration for the License Agreement, we agreed to pay Statera a license fee of $1,500,000 consisting of (i) $300,000 in cash consideration and (ii) $1,200,000 in stock consideration, consisting of (i) 55,635 shares of Common Stock and (ii) 359.6691 shares of Series A Preferred Stock, which were issued pursuant to the February Purchase Agreement, as described below. As further consideration for the License Agreement, we agreed to pay Statera certain royalty payments on net sales for ARS as monotherapy, and, if we exercise the Exclusive Option with respect to any Subsequent Indication, net sales for such Subsequent Indications, within certain royalty periods.

The License Agreement obligates us to develop and commercialize the licensed products, at our own cost and expense, inclusive of licensed products with respect to any Subsequent Indications obtained upon exercise of an Exclusive Option. In the development and commercialization process, we are obligated to meet certain milestones, and must provide Statera with certain milestone payments, payable in either the form of cash or shares of Series A Preferred (at our sole discretion), upon accomplishing each milestone as outlined below.

Event	Payment
Validation of current inventory of Materials for distribution and sales	$750,000
Filing of BLA with FDA for Acute Radiation Syndrome	1,000,000
Total Acute Radiation Syndrome Development Milestones	$1,750,000

Upon exercise of an Exclusive Option with respect to one or more Subsequent Indications, the following corresponding applicable milestones and milestone payments (all milestone payments, collectively, the “Milestone Payments”), payable in either cash or shares of Series A Preferred Stock (at our sole discretion), become obligations of the Company as well:

Event	Payment
File IND and Initiate Phase 2 Clinical Study for Neutropenia	$500,000
Phase III Completion - successfully meets endpoint required to secure FDA approval for treatment of Neutropenia	750,000
File BLA with FDA and achieve FDA Approval for Neutropenia	1,500,000
File IND and Initiate Phase 2 study of Lymphocyte Exhaustion	500,000
Phase III Completion - successfully meets endpoint required by FDA for treatment of Lymphocye Exhaustion	750,000
File BLA with FDA and achieve FDA Approval for Lymphocyte Exhaustion	1,500,000
IND approval and initiation of Phase 3 study as a Vaccine Adjuvant	500,000
File US BLA with FDA and achieve FDA Approval for use as a Vaccine Adjuvant	500,000
Total Potential Development Milestones for additional Indications (as applicable)	$6,500,000

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Pursuant to the License Agreement, in the event that we exercise our Exclusive Option with respect to one or more Subsequent Indications, we may elect, in our sole discretion, to accelerate any of the Milestone Payments in advance of the milestone achievements.

On March 28, 2025, we notified Statera of our election to exercise our Exclusive Option to acquire the Neutropenia Option and to accelerate the $500,000 Neutropenia Milestone Payment. As payment of the Neutropenia Milestone Payment, we issued Statera and Avenue an aggregate of 55,704 shares of Common Stock and 131.1267 shares of Series A Preferred Stock, which were issued pursuant to the March Purchase Agreement, as described below.

Pursuant to the License Agreement, we agreed to hold a stockholders’ meeting to submit the Conversion Proposal to our stockholders for their consideration and approval. If Stockholder Approval was not obtained on or prior to June 30, 2025, then we would have been obligated to convene additional stockholder meetings every 90 days thereafter until the requisite Stockholder Approval was obtained. Stockholder Approval was obtained at the 2025 Annual Meeting of Stockholders of the Company held on June 30, 2025.

On June 18, 2025, we entered into the A&R License Agreement with Statera, which amended certain terms of the License Agreement to, amongst other things, (i) provide that the payment of royalties pursuant to the A&R License Agreement, if any, may be made by the Company in either cash or securities of the Company, at the discretion of the Company; (ii) increase the approximate amount of the lien held by Avenue to the Payoff Amount; and (iii) provide that, other than the original license fee paid by the Company to Statera in connection with the closing of the license transaction in February 2025 and payment of the Neutropenia Milestone Payment, until such date that the Payoff Amount has been paid in full to Avenue, all subsequent payments due to Statera under the A&R License Agreement shall be paid by the Company as follows: 20% of any such payments shall be paid to Statera and 80% of any such payments shall be paid directly to Avenue on behalf of Statera.

February Purchase Agreement

In connection with the License Agreement, on February 11, 2025, we entered into the February Purchase Agreement with Statera, pursuant to which we issued and sold to Statera an aggregate of (i) 55,635 shares of Common Stock, and (ii) 359.6691 shares of Series Preferred Stock, each convertible into approximately 588 shares of Common Stock. The aggregate purchase price was $1,200,000. Subsequently, Statera transferred all of the shares of Series A Preferred Stock it received pursuant to the February Purchase Agreement to Avenue.

March Purchase Agreement

On March 31, 2025, in connection with our election to exercise the Neutropenia Exclusive Option and to accelerate payment of the Neutropenia Milestone Payment, we entered into the March Purchase Agreement, with Statera and Avenue, pursuant to which we issued to Statera and Avenue an aggregate of (i) 55,704 shares of Company common stock and (ii) 131.1267 shares of Series A Preferred Stock as consideration for the Neutropenia Milestone Payment. Subsequently, Statera transferred all of the shares of Series A Preferred Stock it received pursuant to the March Purchase Agreement to Avenue.

The shares of Common Stock and shares of Series A Preferred Stock, including the shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock, were offered in the private placement pursuant to an exemption from the registration requirements of Section 5 of the Securities Act contained in Section 4(a)(2) thereof and/or Regulation D thereunder.

In connection with the License Agreement and the Purchase Agreements, we granted the selling stockholders certain registration rights for the resale of (i) the shares of Common Stock and (ii) the shares of Common Stock issuable upon conversion of the shares of Series A Preferred Stock issued to the selling stockholders pursuant to the Purchase Agreements. We agreed to prepare and file a registration statement registering such shares with the SEC, and to use commercially reasonable efforts to cause such registration statement to be declared effective within the specified time period set forth in the Purchase Agreements.

Summary of Terms of the Series A Preferred

The powers, preferences, rights, qualifications, limitations and restrictions applicable to the Series A Preferred Stock are set forth in the Certificate of Designation. The Certificate of Designation authorizes 6,000 shares of Series A Preferred Stock. A summary of the principal terms of the Series A Preferred Stock are set forth below:

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Ranking. The Series A Preferred Stock ranks on parity with our Common Stock and junior to our Series B Non-Voting Convertible Preferred Stock with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company.

Dividends. To the extent that dividends are paid to holders of Common Stock, holders of Series A Preferred Stock shall be entitled to participate in such dividends on an as-if-converted-to-Common-Stock basis, without regard to the beneficial ownership limitations set forth in the Certificate of Designation.

Voting. Except as otherwise provided by the Certificate of Designation or required by law, the Series A Preferred Stock does not have voting rights. However, as long as any shares of Series A Preferred Stock are outstanding, the Company shall not, without the affirmative vote of the holders of a majority of the then-outstanding shares of the Series A Preferred, (i) alter or change adversely the powers, preferences or rights given to the Series A Preferred Stock or alter or amend the Certificate of Designation, amend or repeal any provision of, or add any provision to, our amended and restated articles of incorporation, as amended, or amended and restated bylaws, or file any articles of amendment, certificate of designations, preferences, limitations and relative rights of any series of preferred stock, in each case if any such action would adversely alter or change the preferences, rights, privileges or powers of, or restrictions provided for the benefit of the Series A Preferred Stock, (ii) issue further shares of Series A Preferred Stock, or (iii) enter into any agreement with respect to any of the foregoing.

Conversion. Subject to certain beneficial ownership limitations and the Company’s receipt of Stockholder Approval in accordance with the listing rules of the Nasdaq Stock Market, each share of Series A Preferred Stock is convertible into approximately 588 shares of Common Stock (the “Series A Conversion Ratio”), as follows:

•	Automatic Conversion - effective as of 5:00 p.m. Eastern time on the third business day after the date that Stockholder Approval is obtained, each share of Series A Preferred Stock then outstanding shall automatically convert into a number of shares of Common Stock equal to the Series A Conversion Ratio, subject to the applicable beneficial ownership limitations.

The Company received Stockholder Approval at the 2025 Annual Meeting of Stockholders of the Company held on June 30, 2025. As a result, on July 3, 2025, 87.5568 shares of Series A Preferred Stock automatically converted into 51,504 shares of Common Stock. After the automatic conversion, 403.2390 shares of Series A Preferred Stock remain issued and outstanding.

•	Optional Conversion - subject to the applicable beneficial ownership limitations and the automatic conversion (discussed above), each share of Series A Preferred Stock outstanding shall be convertible, at any time and from time to time following 5:00 p.m. Eastern time on the third business day after the date that the requisite Stockholder Approval is obtained, at the option of the holder thereof, into a number of shares of Common Stock equal to the Series A Conversion Ratio.

Liquidation. In the event of the liquidation, dissolution, or winding up of the affairs of the Company, whether voluntary or involuntary, holders of Series A Preferred Stock shall rank on parity with common stockholders as to the distributions of assets.

Beneficial Ownership Limitation. A holder of Series A Preferred Stock is prohibited from converting shares of Series A Preferred Stock into shares of Common Stock if, as a result of such conversion, such holder, together with its affiliates, would beneficially own in excess of the applicable beneficial ownership limitation (the “Beneficial Ownership Limitation”). For purposes of the Series A Preferred Stock, the Beneficial Ownership Limitation shall initially be set at 9.9% for each holder and its affiliates and may be adjusted at the discretion of the holder to a percentage between 4.9% and 19.9% (but not to exceed 19.9%) of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock pursuant to such conversion.

Redemption. Shares of Series A Preferred Stock are not redeemable.

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USE OF PROCEEDS

The net proceeds from any sale of the shares of Common Stock offered by this prospectus will be received by the selling stockholders. We will not receive any proceeds from the sale of our Common Stock by the selling stockholders.

The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by them for brokerage, accounting, tax or legal services or any other expenses incurred in disposing of the securities. We will bear the costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including all registration and filing fees, Nasdaq listing fees and fees and expenses of our counsel and our independent registered public accounting firm.

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SELLING STOCKHOLDERS

The term “selling stockholders” includes the stockholders listed below and their transferees, pledges, donees or other successors-in-interest who may acquire shares from the selling stockholders as a gift, pledge, partnership distribution or other non-sale related transfer after the date of this prospectus. Information concerning the selling stockholders may change after the date of this prospectus and changed information will be presented in a supplement to this prospectus if and when required. Undefined terms in this section have the meanings set forth in the Purchase Agreement.

This prospectus covers the offering for resale from time to time, in one or more offerings, of up to an aggregate of 400,044 shares of our Common Stock, which consist of (i) 111,339 shares of Common Stock issued to the selling stockholders pursuant to the Purchase Agreements; (ii) 51,504 shares of Common Stock issued to one of the selling stockholders on July 3, 2025 upon conversion of shares of Series A Preferred Stock issued to the selling stockholder pursuant to the February Purchase Agreement; and (iii) 237,201 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock issued to the selling stockholders pursuant to the Purchase Agreements.

We agreed to file the registration statement of which this prospectus is a part pursuant to the Purchase Agreements. Additional information with respect to the Purchase Agreements is contained in this prospectus under the heading “Selling Stockholder Transactions,” and in our Current Reports on Form 8-K filed with the SEC on February 12, 2025 and April 3, 2025.

The table below sets forth (i) the names of each of the selling stockholders, (ii) the number of shares of Common Stock beneficially owned by each of the selling stockholders as of July 23, 2025, (iii) the number of shares of Common Stock offered by each of the selling stockholders hereunder, (iv) the number of shares of Common Stock that will be beneficially owned by each of the selling stockholders following the completion of this offering (assuming each of the selling stockholders sell all of the shares of our Common Stock that are being offered by such selling stockholder pursuant to this prospectus and does not acquire beneficial ownership of any additional shares of Common Stock during this offering), and (v) the percentage of Common Stock that will be beneficially owned by each such selling stockholder following the completion of this offering (assuming each of the selling stockholders sells all of the shares of our Common Stock that are being offered by such selling stockholder pursuant to this prospectus and does not acquire beneficial ownership any additional shares of Common Stock during this offering), based on 1,040,848 shares of our Common Stock outstanding as of July 23, 2025 and, solely for purposes of the table below, treating all 403.2390 shares of our Series A Preferred Stock that were also outstanding as of July 23, 2025 as if they had been fully converted into an aggregate of 237,201 shares of our Common Stock and disregarding certain of the terms of the Series A Preferred Stock that would prevent or limit such conversion, as further described in the next paragraph. Stock information with respect to beneficial ownership is based upon information obtained from the selling stockholders.

Solely for purposes of the table below, the information under the headings “Shares of Common Stock Beneficially Owned Prior to the Offering” and “Shares of Common Stock Beneficially Owned After the Offering” disregards the Beneficial Ownership Limitation and treats all 403.2390 shares of Series A Preferred Stock as if they had been converted into an aggregate of 237,201 shares of our Common Stock as of July 23, 2025. Accordingly, to that extent and solely for purposes of the table below, each selling stockholder’s beneficial ownership of our Common Stock has not been determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulation promulgated thereunder. Each selling stockholder and their affiliates and other aggregation persons or entities disclaim beneficial ownership of any shares of our Common Stock that are reflected in the table below as beneficially owned by such selling stockholder or any of their affiliates and other aggregation person or entities solely to the extent that the Beneficial Ownership Limitation has been disregarded.

The selling stockholders are not making any representation that any shares of Common Stock covered by this prospectus will be offered for sale. Because the selling stockholders may dispose of all, none or some portion of the shares of Common Stock covered by this prospectus, no estimate can be given as to the number of shares that will be owned by such selling stockholder upon termination of this offering. In addition, the selling stockholders may have sold, transferred or otherwise disposed of their shares of Common Stock in transactions exempt from the registration requirements of the Securities Act after the date on which the information in the table is presented.

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For purposes of the table below, however, we have assumed that after termination of this offering, none of the shares of our Common Stock registered for resale under this prospectus will be owned by the selling stockholders, and we have further assumed that the selling stockholders will not acquire beneficial ownership of any additional shares of our Common Stock during this offering.

To our knowledge, except as indicated in the footnotes to the below table, the selling stockholders named in the table have sole voting and investment power with respect to all shares of our Common Stock shown as owned by such stockholder in the table. Except as described below, the selling stockholders have not had any position, office or other material relationship with us or any of our predecessors or affiliates within the past three years. In addition, based on information provided to us, the selling stockholder have not purchased the shares of our Common Stock outside the ordinary course of business or, at the time of its acquisition of such shares, had any agreements, understandings or arrangements with any other persons, directly or indirectly, to dispose of the shares. Information concerning the selling stockholders may change from time to time, and any changed information will be set forth in supplements to this prospectus to the extent required.

	Shares of Common Stock Beneficially Owned Prior to the Offering			Maximum Number of Shares of Common Stock to be Sold Pursuant to this	Shares of Common Stock Beneficially Owned After the Offering
Name and Address of Selling Stockholder	Number		Percent (%)	Prospectus	Number	Percent (%)

Statera Biopharma, Inc.(1)	61,205		5.9%	61,205	0	*%
Avenue Venture Opportunities Fund, L.P.(2)	338,839	(3)	26.5%	338,839	0	*%

_________________

*	Less than 1%.

(1)	Blake Hawley is the Executive Chairman of Statera Biopharma, Inc. Mr. Hawley disclaims beneficial ownership of the securities held by Statera Biopharma, Inc. except to the extent of his pecuniary interest therein.

(2)

Avenue Venture Opportunities Fund, L.P. (“Avenue”) is a Delaware limited partnership. Avenue Venture Opportunities Partners, LLC is the general partner of Avenue. GL Venture Opportunities Partners LLC is the managing member of Avenue Venture Opportunities Partners, LLC. Marc Lasry is the managing member of GL Venture Opportunities Partners LLC. As such, Mr. Lasry may be deemed to have voting and dispositive power over the securities held by Avenue. Mr. Lasry disclaims beneficial ownership of the securities held by Avenue, except to the extent of his pecuniary interest in Avenue. The address of Avenue and its affiliates, is 11 West 42nd Street, 9th Floor, New York, New York 10036.

(3)	Includes 237,201 shares of our Common Stock issuable upon conversion of shares of Series A Preferred Stock outstanding as of July 23, 2025, the conversion of which is subject to the Beneficial Ownership Limitation.

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PLAN OF DISTRIBUTION

The selling stockholders of the securities named herein may, from time to time, sell any or all of the securities covered hereby on any stock exchange, market or trading facility on which the securities are traded, in private transactions or otherwise. These sales may be at fixed or negotiated prices or at market prices prevailing at the time of sale. The selling stockholders may use any one or more of the following methods when selling securities:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales;

•	in transactions through broker-dealers that agree with the selling stockholders to sell a specified number of such securities at a stipulated price per security;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell securities under Rule 144 or any other exemption from registration under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

In connection with the sale of the securities or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The selling stockholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

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The selling stockholders may pledge or grant a security interest in some or all of the shares of Common Stock they own and, if they default in their performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Common Stock from time to time pursuant to this prospectus or any supplement or amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling stockholders to include the pledgees, transferees or other successors-in-interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of Common Stock in other circumstances in which case the transferees, donees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. We are not aware that the selling stockholders have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

We are required to pay certain fees and expenses incurred by us incident to the registration of the securities. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares of Common Stock registered pursuant to the registration statement of which this prospectus is a part may be resold by non-affiliates without any volume or manner-of-sale restrictions pursuant to Rule 144, without the requirement for the Company to be in compliance with the current public information requirement under Rule 144, or (ii) the date on which all of the shares of Common Stock registered pursuant to the registration statement of which this prospectus is a part have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares of Common Stock may not simultaneously engage in market making activities with respect to the Common Stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the Common Stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders.

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LEGAL MATTERS

The validity of the securities being offered hereby will be passed upon by Snell & Wilmer L.L.P., San Diego, California.

EXPERTS

Rosenberg Rich Baker Berman, P.A., the Company’s independent registered public accounting firm, has audited the Company’s financial statements at December 31, 2024 and 2023, and for the years then ended, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern), which is incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance on Rosenberg Rich Baker Berman, P.A.’s report, given on the authority of such firm as experts in accounting and auditing.

DISCLOSURE OF COMMISSION POSITION

ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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WHERE YOU CAN FIND ADDITIONAL INFORMATION

This prospectus is part of a Registration Statement on Form S-3 that we have filed with the SEC relating to the shares of our Common Stock being offered hereby. This prospectus does not contain all of the information in the Registration Statement and its exhibits. The Registration Statement, its exhibits and the documents incorporated by reference in this prospectus and their exhibits, all contain information that is material to the offering of the Securities hereby. Whenever a reference is made in this prospectus to any of our contracts or other documents, the reference may not be complete. You should refer to the exhibits that are a part of the Registration Statement in order to review a copy of the contract or documents.

The SEC maintains an Internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the SEC. The address of that site is http://www.sec.gov. The Registration Statement and the exhibits are available through the SEC’s website.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information will be available at the website of the SEC referred to above. Additionally, you may access our filings with the SEC through our website at http://www.tivichealth.com. The information on our website is not part of this prospectus.

We will provide you without charge, upon your oral or written request, with a copy of any or all reports, proxy statements and other documents we file with the SEC, as well as any or all of the documents incorporated by reference in this prospectus or the Registration Statement (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to:

Tivic Health Systems, Inc.

Attention: Corporate Secretary

47685 Lakeview Blvd.

Fremont, CA 94538

(888) 276-6888

You should rely only on the information in this prospectus and the additional information described above and under the heading “Incorporation of Certain Information by Reference,” below. We have not, and the selling stockholders have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely upon it. The selling stockholders are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus was accurate on the date of the front cover of this prospectus only, and that any information we have incorporated by reference was accurate on the date of the document incorporated by reference only. Our business, financial condition, results of operations and prospects may have changed since such date.

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INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information from other documents that we file with it into this prospectus, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede information contained in documents filed earlier with the SEC or contained in this prospectus, any accompanying prospectus supplement and the registration statement of which this prospectus is a part.

We incorporate by reference into this prospectus, any accompanying prospectus supplement and the registration statement of which this prospectus is a part the documents listed below that we have previously filed with the SEC:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 21, 2025;

•	our Quarterly Report on Form 10-Q filed with the SEC on May 15, 2025; and

•	Our Current Reports on Form 8-K and Form 8-K/A filed on January 3, 2025, February 5, 2025, February 12, 2025, February 24, 2025, March 5, 2025, March 6, 2025, March 21, 2025, April 3, 2025, April 10, 2025, April 14, 2025, April 22, 2025, May 2, 2025, May 14, 2025, May 20, 2025, June 25, 2025, July 7, 2025, and July 25, 2025 (provided that any portions of such reports that are deemed furnished and not filed pursuant to instructions to Form 8-K shall not be incorporated by reference into this prospectus); and

•	the description of our Common Stock contained in our registration statement on Form 8-A filed with the SEC on November 10, 2021 (Registration no. 001-41052), including any amendment or report filed for the purpose of updating such description, and Exhibit 4.4 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 21, 2025.

All reports and other documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the Registration Statement but before the termination of the offering of the securities hereunder will also be considered to be incorporated by reference into this prospectus from the date of the filing of these reports and documents, and will supersede the information herein; provided, however, that all reports or portions thereof that we “furnish” to the SEC will not be considered incorporated by reference into this prospectus. Any statements in any such future filings will automatically be deemed to modify and supersede any information in any document we previously filed with the Commission that is incorporated or deemed to be incorporated herein by reference to the extent that statements in the later filed document modify or replace such earlier statements.

We undertake to provide without charge to each person (including any beneficial owner) who receives a copy of this prospectus, upon written or oral request, a copy of all of the preceding documents that are incorporated by reference (other than exhibits, unless the exhibits are specifically incorporated by reference into these documents). You may request a copy of these materials in the manner set forth under the heading “Where You Can Find Additional Information,” above.

19

400,044 Shares

Common Stock

_________________

PRELIMINARY PROSPECTUS

_________________

, 2025

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PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

Set forth below is an estimate (except in the case of the registration fee) of the amount of fees and expenses to be incurred in connection with the issuance and distribution of the offered securities registered hereby, other than underwriting discounts and commission, if any, incurred in connection with the sale of the offered securities. All such amounts will be borne by Tivic Health Systems, Inc.

SEC Registration Fee	$ *

Accounting Fees and Expenses	$ *

Legal Fees and Expenses	$ *

Miscellaneous Fees and Expenses	$ *

Total	$ *

*To be filed by amendment

Item 15. Indemnification of Directors and Officers.

As permitted by Section 102 of the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation, as amended (“Charter”), and amended and restated bylaws, as amended (“Bylaws”) that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of laws;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our Charter authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

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As permitted by Section 145 of the Delaware General Corporation Law, our Bylaws will provide that:

•	we may indemnify our directors, officers, and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•	we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights provided in our Bylaws are not exclusive.

Our Charter provides that we will indemnify each person who was or is a party, or is or was threatened to be made a party, to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our Charter provides that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

The above discussion of our Charter, Bylaws and Delaware law is not intended to be exhaustive and is respectively qualified in its entirety by such Charter, Bylaws and applicable Delaware law.

We have entered into indemnification agreements with each of our directors and officers. These indemnification agreements may require us, among other things, to indemnify our directors and officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors or officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

We maintain standard policies of insurance that provide coverage for certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.

To the extent that our directors and officers are indemnified under the provisions contained in our Charter, Bylaws, Delaware law or contractual arrangements against liabilities arising under the Securities Act, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable.

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Item 16. Exhibits.

The exhibits required by Item 601 of Regulation S-K and Item 16 of this Registration Statement are listed in the Exhibit Index immediately preceding the signature page and such list is incorporated herein by reference.

Item 17. Undertakings.

(a)      The undersigned registrant hereby undertakes:

(1)         To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)         To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)        To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (i), (ii) and (iii) do not apply if the registration statement is on Form S-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement;

(2)         That, for the purpose of determining any liability under the Securities Act, each such post- effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)         To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)          That, for the purpose of determining liability under the Securities Act to any purchaser:

(i)        Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

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(ii)         Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date

(b)      The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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EXHIBIT INDEX

Exhibit Number	Exhibit Description	Incorporated by Reference (Form Type)	Filing Date	Filed Herewith

3.1	Certificate of Designation of Series A Non-Voting Convertible Preferred Stock of Tivic Health Systems, Inc., dated February 10, 2025.	10-Q	5/15/2025

5.1*	Opinion of Snell & Wilmer L.L.P.

10.1	Securities Purchase Agreement, dated February 11, 2025, by and between Tivic Health Systems, Inc. and Statera Biopharma, Inc.	8-K	2/12/2025

10.2	Amended and Restated Exclusive License Agreement, dated June 18, 2025, by and between Tivic Health Systems, Inc. and Statera Biopharma, Inc.	8-K	7/25/2025

23.1*	Consent of Rosenberg Rich Baker Berman, P.A.

23.2*	Consent of Snell & Wilmer L.L.P. (included in Exhibit 5.1).

24.1*	Power of Attorney (included on signature page to the Registration Statement).

107*	Filing Fee Table.

# Indicates management contract or compensatory plan.

* To be filed by amendment.

† Pursuant to Item 601(b)(10) of Regulation S-K, certain confidential portions of this exhibit have been omitted by means of marking such portions with asterisks as the identified confidential portions are both not material and are the type of information that the registrant treats as private or confidential. The registrant agrees to supplementally furnish an unredacted copy of this exhibit to the SEC upon its request.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fremont, State of California, on this              , 2025.

TIVIC HEALTH SYSTEMS, INC.

By:
Name: Jennifer Ernst Title: Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jennifer Ernst and Lisa Wolf, and each of them, as his or her true and lawful agent, proxy and attorney-in-fact, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to (i) act on, sign, and file with the SEC any and all amendments (including post-effective amendments) to this Registration Statement together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this Registration Statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act and (iv) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer and Director	, 2025
Jennifer Ernst	(Principal Executive Officer)

	Chief Financial Officer	, 2025
Lisa Wolf	(Principal Financial Officer and Accounting Officer)

	Chair of the Board of Directors	, 2025
Sheryle Bolton

	Director	, 2025
Christina Valauri

	Director	, 2025
Dean Zikria

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